Filed by Newell Rubbermaid Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jarden Corporation
Commission File No.: 001-13665
March 18, 2016

Newell Rubbermaid Prices $8.0 Billion Notes Offering

ATLANTA, March 18, 2016 – Newell Rubbermaid (NYSE:NWL) today announced that it has priced a registered underwritten public offering of $8.0 billion of notes, consisting of $1.0 billion of notes due 2019, $1.0 billion of notes due 2021, $1.75 billion of notes due 2023, $2.0 billion of notes due 2026, $500.0 million of notes due 2036 and $1.75 billion of notes due 2046.

The notes due 2019 will pay interest semi-annually on March 29 and September 29, commencing September 29, 2016, at a rate of 2.600% per year and will mature on March 29, 2019. The notes due 2021 will pay interest semi-annually on April 1 and October 1, commencing October 1, 2016, at a rate of 3.150% per year and will mature on April 1, 2021. The notes due 2023 will pay interest semi-annually on April 1 and October 1, commencing October 1, 2016, at a rate of 3.850% per year and will mature on April 1, 2023. The notes due 2026 will pay interest semi-annually on April 1 and October 1, commencing October 1, 2016, at a rate of 4.200% per year and will mature on April 1, 2026. The notes due 2036 will pay interest semi-annually on April 1 and October 1, commencing October 1, 2016, at a rate of 5.375% per year and will mature on April 1, 2036. The notes due 2046 will pay interest semi-annually on April 1 and October 1, commencing October 1, 2016, at a rate of 5.500% per year and will mature on April 1, 2046.

The offering is expected to close on March 30, 2016. Newell Rubbermaid plans to use the net proceeds of the offering, together with other sources of funds including its new term loan facility, (1) to finance the cash consideration portion of the merger consideration for its pending acquisition of Jarden Corporation (“Jarden”), (2) to refinance certain outstanding Jarden debt and (3) to pay fees and expenses associated with the pending acquisition of Jarden. The notes will be subject to a special mandatory redemption if the Jarden acquisition is not consummated

Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC are acting as joint book-running managers for the offering. The offering was made pursuant to Newell Rubbermaid’s effective shelf registration statement. Copies of the prospectus supplement and accompanying prospectus may be obtained by visiting the SEC’s website at www.sec.gov or by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, Citigroup Global Markets Inc., 1555 Long Island Avenue, Edgewood, NY 11717, c/o Broadridge Financial Solutions, 1-800-831-9146, email: prospectus@citi.com, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk, 1-212-834-4533, or RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, 1-866-375-6829, fax: 212-658-6137 or email: rbcnyfixedincomeprospectus@rbccm.com, Attn: Transaction Management-Scott Primrose.

About Newell Rubbermaid

Newell Rubbermaid Inc., an S&P 500 company, is a global marketer of consumer and commercial products with 2015 sales of $5.9 billion and a strong portfolio of leading brands, including Sharpie®, Paper Mate®, Elmer’s®, Irwin®, Lenox®, Rubbermaid Commercial Products®, Contigo®, Rubbermaid®, Calphalon®, Goody®, Graco®, Aprica®, Baby Jogger®, Dymo®, Parker® and Waterman®. As part of the company’s Growth Game Plan, Newell Rubbermaid is making sharper portfolio choices and investing in new marketing and innovation to accelerate performance.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected closing date and use of proceeds of the offering. These statements are subject to numerous risks and uncertainties, many of which are beyond Newell Rubbermaid’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. Newell Rubbermaid’s Form 10-K for the year ended December 31, 2015, its Form 10-K/A, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Newell Rubbermaid’s business, results of operations, and financial condition. Newell Rubbermaid undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information and Where to Find it

In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden, including Amendments No. 1, 2 and 3 thereto, and that also constitutes a prospectus of Newell Rubbermaid. The registration statement was declared effective by the SEC on March 18, 2016 and the Joint Proxy Statement/Prospectus has been mailed to stockholders of Newell Rubbermaid and Jarden. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Nancy O’Donnell

Vice President, Investor Relations

(770) 418-7723

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

Racquel White

Vice President, Global Communications & Culture

(770) 418-7643

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

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